TSMC Reports First Quarter EPS of NT$7.98

HSINCHU, Taiwan, R.O.C., Apr. 20, 2023 -- TSMC (TWSE: 2330, NYSE: TSM) today announced consolidated revenue of NT$508.63 billion, net income of NT$206.99 billion, and diluted earnings per share of NT$7.98 (US$1.31 per ADR unit) for the first quarter ended March 31, 2023.

Year-over-year, first quarter revenue increased 3.6% while net income and diluted EPS both increased 2.1%. Compared to fourth quarter 2022, first quarter results represented an 18.7% decrease in revenue and a 30.0% decrease in net income. All figures were prepared in accordance with TIFRS on a consolidated basis.

In US dollars, first quarter revenue was $16.72 billion, which decreased 4.8% year-over-year and decreased 16.1% from the previous quarter.

Gross margin for the quarter was 56.3%, operating margin was 45.5%, and net profit margin was 40.7%.

In the first quarter, shipments of 5-nanometer accounted for 31% of total wafer revenue; 7-nanometer accounted for 20%. Advanced technologies, defined as 7-nanometer and more advanced technologies, accounted for 51% of total wafer revenue.

“Our first quarter business was impacted by weakening macroeconomic conditions and softening end market demand, which led customers to adjust their demand accordingly” said Wendell Huang, VP and Chief Financial Officer of TSMC. “Moving into second quarter 2023, we expect our business to continue to be impacted by customers’ further inventory adjustment.”

Based on the Company’s current business outlook, management expects the overall performance for second quarter 2023 to be as follows:

•Revenue is expected to be between US$15.2 billion and US$16.0 billion;
And, based on the exchange rate assumption of 1 US dollar to 30.4 NT dollars,
•Gross profit margin is expected to be between 52% and 54%;
•Operating profit margin is expected to be between 39.5% and 41.5%.

TSMC’s 2023 first quarter consolidated results:

(Unit: NT$ million, except for EPS)

	1Q23 Amount[a]	1Q22 Amount	YoY Inc. (Dec.) %	4Q22 Amount	QoQ Inc. (Dec.) %
Net sales	508,633	491,076	3.6	625,532	(18.7)
Gross profit	286,500	273,203	4.9	389,185	(26.4)
Income from operations	231,238	223,790	3.3	325,041	(28.9)
Income before tax	244,275	226,832	7.7	334,670	(27.0)
Net income	206,987	202,733	2.1	295,904	(30.0)
EPS (NT$)	7.98[b]	7.82[c]	2.1	11.41[b]	(30.0)
a: 1Q2023 figures have not been approved by Board of Directors
b: Based on 25,929 million weighted average outstanding shares
c: Based on 25,930 million weighted average outstanding shares

About TSMC
TSMC pioneered the pure-play foundry business model when it was founded in 1987, and has been the world’s leading dedicated semiconductor foundry ever since. The Company supports a thriving ecosystem of global customers and partners with the industry’s leading process technologies and portfolio of design enablement solutions to unleash innovation for the global semiconductor industry. With global operations spanning Asia, Europe, and North America, TSMC serves as a committed corporate citizen around the world.

TSMC deployed 288 distinct process technologies, and manufactured 12,698 products for 532 customers in 2022 by providing broadest range of advanced, specialty and advanced packaging technology services. TSMC is the first foundry to provide 5-nanometer production capabilities, the most advanced semiconductor process technology available in the world. The Company is headquartered in Hsinchu, Taiwan. For more information please visit https://www.tsmc.com.

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TSMC Spokesperson: Wendell Huang Vice President and CFO Tel: 886-3-505-5901	Media Contacts: Nina Kao Head of Public Relations Tel: 886-3-563-6688 ext.7125036 Mobile: 886-988-239-163 E-Mail: nina_kao@tsmc.com	Ulric Kelly Public Relations Tel: 886-3-563-6688 ext. 7126541 Mobile: 886-978-111-503 E-Mail: ukelly@tsmc.com